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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:                                                                                                                                                               May 2005

Commission File Number:                                                                                                                                               000-24980

KENSINGTON RESOURCES LTD.

(Translation of registrant’s name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 2100, P.O. Box 11606 650 W. Georgia Street Vancouver, British Columbia Canada, V6B 4N9
Item 2.	Date of Material Change May 2, 2005
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on May 2, 2005 and filed on SEDAR on May 2, 2005.
Item 4.

Summary of Material Change

Kensington Resources Ltd. announced it has been informed by the operator, De Beers Canada Inc., that drilling of high interest targets in the south Fort à la Corne cluster commenced on April 23, 2005.  Two HQ core holes (diameter of 2.5 inches or 63.5 mm) have been completed on the edge of the geophysical anomaly attributed to the Star Kimberlite.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (604) 682-0020.

Item 9.	Date of Report May 9, 2005

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

2005 DRILLING PROGRAM COMMENCES STARTING WITH

WESTWARD EXTENSION OF THE STAR KIMBERLITE

Vancouver, B.C., Monday, May 2, 2005 – Kensington Resources Ltd. (the “Company”) is pleased to announce it has been informed by the operator, De Beers Canada Inc., that drilling of high interest targets in the south Fort à la Corne cluster commenced on April 23, 2005.  Two HQ core holes (diameter of 2.5 inches or 63.5 mm) have been completed on the edge of the geophysical anomaly attributed to the Star Kimberlite.

Twenty core holes will be used to investigate the westward extent of prospective high-grade kimberlite units that recently were the subject of a successful 25,000-tonne bulk sampling program by Shore Gold Inc.  The drilling pattern will extend westwards from the claim boundary line, which itself lies 35 metres west of the bulk sample shaft construction.  The shaft was targeted on, or near, a deep-going vent structure that hosts a significant thickness of higher-grade kimberlite.  It is anticipated that the core hole pattern will help to map the relationship of the Star Kimberlite to the geology and diamond content of Kimberlite 134.

The 2005 program forms part of a three-year Advanced Exploration and Evaluation (AE&E) program to evaluate a number of priority kimberlites in the southern part of the claims and to map a projected target of 70 million carats in-ground from several high-grade zones to a level of Inferred Resource.  CDN $25.6 million will cover the cost for the first phase of the AE&E program, which will mainly consist of geological drilling and microdiamond analysis to determine the internal geology and grades of the targeted kimberlites. The Joint Venture partners have planned a total of 130 HQ core holes during the 2005 program that will be distributed over 14 bodies on individual grids of approximately 150-200 metres.

Kimberlite intervals of interest will be systematically sampled for diamond recoveries utilizing caustic dissolution methods.  Diamond results will then be incorporated into grade forecasts and integrated with the geological model obtained from detailed logging of the core. Microdiamond sampling for the entire program has been budgeted for approximately 10,000 kilograms of core from the 14 kimberlites.

The drilling program is supported by a 50-person camp that will house a wide range of workers including drill crews, heavy equipment operators, kimberlite geologists, hydrologists, and environmental experts over the next six to seven months.  Two Boart Longyear LF-70 hydraulic core rigs are presently operating on the north end of the Kimberlite 134/Star Extension area.  A third core drill will be joining the program within a few weeks.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners are now entering into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 2100, P.O. Box 11606

650 W. Georgia Street

Vancouver, British Columbia, CANADA V6B 4N9

Tel:  1-800-514-7859 or (604) 682-0020

Fax:  (604) 682-0021

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 2100, P.O. Box 11606 650 W. Georgia Street Vancouver, British Columbia Canada, V6B 4N9
Item 2.	Date of Material Change May 9, 2005
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on May 9, 2005 and filed on SEDAR on May 9, 2005.
Item 4.

Summary of Material Change

Kensington Resources Ltd. announced that it had closed the private placement of flow-through shares and units previously announced on March 30, 2005 and April 22, 2005, to raise aggregate gross proceeds of $31,000,000.  The securities were sold on a best efforts agency basis by a syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (604) 682-0020.

Item 9.	Date of Report May 9, 2005

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

KENSINGTON RESOURCES CLOSES $31 MILLION EQUITY FINANCING

NOT FOR DISSEMINATION IN THE UNITED STATES OR TO U.S. PERSONS

Vancouver, B.C., Monday, May 9, 2005 – Kensington Resources Ltd. (the “Company”) announces that it has closed the private placement of flow-through shares and units previously announced on March 30, 2005 and April 22, 2005, to raise aggregate gross proceeds of $31,000,000.  The securities were sold on a best efforts agency basis by a syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. (collectively, the “Agents”).

A total of 4,255,400 flow-through common shares were issued at a price of CDN $2.35 per flow-through share and a total of 10,000,000 non-flow through units were issued at a price of CDN $2.10 per unit to accredited investors in Canada, the United States and overseas.  Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of twelve months from closing at a price of CDN $2.50 per share.  The Company has agreed to use its commercially reasonable efforts to list the warrants on the TSX Venture Exchange, such listing to be effective as of the date on which all applicable resale restrictions in respect of the warrants have expired.

The Agents received a commission of 5.5% of the gross proceeds of the offering.  In addition, the Agents received warrants entitling the Agents to purchase for a period of twelve months from closing: (i) 255,324 non-flow through common shares at a price of CDN $2.10 per share; and (ii) 600,000 units on the same terms as the offering at a price of CDN $2.10 per unit.  All of the securities are subject to a four-month hold period in Canada in accordance with applicable securities laws, expiring September 7, 2005.

The gross proceeds of the offering of the flow-through shares will be used for Canadian Exploration Expenses (as such terms are defined in the Income Tax Act (Canada)) on the Fort à la Corne Diamond Project in Saskatchewan. The proceeds of the offering of the units will be used for exploration programs on the Fort à la Corne Diamond Project and for general corporate purposes.

“The successful completion of this financing reflects the momentum that is building in the Fort à la Corne Diamond Project,” says Robert A. McCallum, President and CEO Kensington Resources Ltd. “We have been actively building interest in the immense opportunity of diamonds in Saskatchewan and both the market and investors have responded with enthusiasm and support. We in turn, will continue to be responsible to shareholders and remain vigilant in the co-management of the project so as to drive the pace of this exploration phase as quickly as possible.”

The offered securities will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold within the United States or to or for the account or benefit of U.S. persons, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.  This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities of the Company in the United States.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 2100, P.O. Box 11606

650 W. Georgia Street

Vancouver, British Columbia, CANADA V6B 4N9

Tel:  1-800-514-7859 or (604) 682-0020

Fax:  (604) 682-0021

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 2100, P.O. Box 11606 650 W. Georgia Street Vancouver, British Columbia Canada, V6B 4N9
Item 2.	Date of Material Change May 10, 2005
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on May 10, 2005 and filed on SEDAR on May 10, 2005.
Item 4.

Summary of Material Change

Kensington Resources Ltd. announced that it had received from the operator, De Beers Canada Inc., microdiamonds results for three coreholes targeted on Kimberlite Body 140/141 during the 2004-2005 program at the Fort à la Corne Diamond Project in Saskatchewan.  The principal objective of the 2004-2005 program was to target the significantly higher-grade “breccia” zone identified in 2002 for expanded minibulk sampling.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (604) 682-0020.

Item 9.	Date of Report May 20, 2005

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

2004 MICRODIAMOND RECOVERIES FOR KIMBERLITE 140/141

Vancouver, B.C., Tuesday, May 10, 2005 – Kensington Resources Ltd. (the “Company”) announces that it has received from the operator, De Beers Canada Inc., microdiamonds results for three coreholes targeted on Kimberlite Body 140/141 during the 2004-2005 program at the Fort à la Corne Diamond Project in Saskatchewan.  The principal objective of the 2004-2005 program was to target the significantly higher-grade “breccia” zone identified in 2002 for expanded minibulk sampling.

Corehole 04-140-041 was utilized as a pilot hole for a large diameter borehole (LDDH 04-140-045) and all three coreholes contributed to refinement of the 140/141 geological model in addition to providing intervals of slabbed core for supplemental microdiamond testing.  A total of 658 microdiamonds were recovered from 496 kg of kimberlite core utilizing caustic dissolution methods at the Saskatchewan Research Council (SRC).  Microdiamond recoveries were audited and individual stone sizes calculated by experts at the De Beers Kimberley Microdiamond Laboratory (KMDL) in South Africa.  All recoveries reported here include stones with modeled sizes less than 74 microns in size in order to be directly comparable to 2003 results from the SRC that were reported for this zone.  A summary of diamond recovery by kimberlite phase is shown in the table below and a full table of results by sieve category will be available on the Company’s website at www.kensington-resources.com.

The samples were obtained from three different HQ (2.5 inches or 63.5 mm diameter) drillholes that intersected the “breccia beds” and underlying “speckled beds” located in the southern part of the 140/141 kimberlite body.  Similar to 2003 results, the “breccia beds” yielded the better stone abundances, although both kimberlite units yielded a single macrodiamond larger than 0.5 mm.  The average microdiamond abundance for all 140/141 samples from 2004 is 13.3 stones per 10 kg while the breccia beds give average microdiamond abundances of 17 stones per 10 kg.  While the average 2004 stone abundance for the breccia beds is slightly lower than the 21.6 stones per 10 kg recorded in 2003, the latter were taken from a much broader area (see the Company’s news release dated March 22, 2004) and variation in local diamond distribution is thought to account for the lower values seen in these three closely spaced drillholes.

Table One: 140/141 Microdiamond Results by Kimberlite Type and Year Tested

Kimberlite Type By Year Tested	Sample Mass (kg)	# of Stones	Average Stones/10kg	Stones larger than 0.5 mm
2003 Breccia Beds	274.9	593	21.6	4
2004 Breccia Beds	312.0	531	17.0	1
2003 Speckled Beds	109.7	134	12.2	0
2004 Speckled Beds	184.0	127	6.9	1
2004 Total:	595.15	1159	19.5	2

“We are very pleased with the continued recovery of larger diamonds from the microdiamond sampling, as any recovery of macrodiamonds from very small samples, such as these cores, is considered a positive indication. The results support delineation of the higher grade ‘breccia’ zone and will provide data for higher confidence grade forecasts conducted by Mineral Resource Management of De Beers in the months to come,” states Robert A. McCallum, President and CEO of Kensington Resources Ltd.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  Microdiamond recovery was performed by Saskatchewan Research Council of Saskatoon.  All aspects of quality assurance, quality control and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 2100, P.O. Box 11606

650 W. Georgia Street

Vancouver, British Columbia, CANADA V6B 4N9

Tel:  1-800-514-7859 or (604) 682-0020

Fax:  (604) 682-0021

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SUPPLEMENTAL TABLES TO MAY 10, 2005 NEWS RELEASE

Table Two:  Summary of 140/141 Microdiamond Results by Drillhole

Drillhole	Sample Mass (kg)	# of Stones	Average Stones/10kg	Stones larger than 0.500 mm
140-41	160	245	15.3	1
140-42	176	266	15.1	2
140-43	160	147	9.2	0
Total:	496	658	13.3	3

Table Three:  140/141 Microdiamond Recoveries by Sieve Category and Kimberlite Type

Kimberlite Type	-0.074mm Sieve	+0.074mm Sieve	+0.075mm Sieve	+0.104mm Sieve	+0.106mm Sieve	+0.150mm Sieve	+0.212mm Sieve	+0.300mm Sieve	+0.425mm Sieve	+0.500mm Sieve	+0.600mm Sieve	+0.850mm Sieve	+1.00mm Sieve
Breccia Beds	130	221	0	111	0	46	15	6	0	1	0	0	1
Speckled Beds	25	52	0	36	0	12	1	0	0	0	0	0	1
Total:	155	273	0	147	0	58	16	6	0	1	0	0	2

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 2100, P.O. Box 11606 650 W. Georgia Street Vancouver, British Columbia Canada, V6B 4N9
Item 2.	Date of Material Change May 11, 2005
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on May 11, 2005 and filed on SEDAR on May 12, 2005.
Item 4.

Summary of Material Change

Kensington Resources Ltd. announced supplemental microdiamonds results received from the operator, De Beers Canada Inc., for Kimberlite Body 122 of the Fort à la Corne Diamond Project in east-central Saskatchewan.  Selected 2003 coreholes were re-sampled to provide additional material for diamond recoveries utilizing caustic dissolution methods.  These results include several larger diamonds including one recovered on a 2 mm screen.

Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (604) 682-0020.

Item 9.	Date of Report May 20, 2005

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

SUPPLEMENTAL MICRODIAMOND RESULTS

FOR FORT À LA CORNE KIMBERLITE 122

Vancouver, B.C., Wednesday, May 11, 2005 - Kensington Resources Ltd. (the “Company”) announces supplemental microdiamonds results received from the operator, De Beers Canada Inc., for Kimberlite Body 122 of the Fort à la Corne Diamond Project in east-central Saskatchewan.  Selected 2003 coreholes were re-sampled to provide additional material for diamond recoveries utilizing caustic dissolution methods.  These results include several larger diamonds including one recovered on a 2 mm screen.

Additional kimberlite samples totaling 464 kg from eight 2003 coreholes located across the body were submitted for diamond recovery utilizing caustic dissolution methods at the Saskatchewan Research Council (SRC) in Saskatoon.  The SRC recovered and reported diamonds down to a lower cutoff of 0.075 millimetres in size.  A total of 269 additional microdiamonds were recovered for use in grade forecasting of specific kimberlite zones.  Microdiamond recoveries were audited and individual stone sizes calculated by experts at the De Beers Kimberley Microdiamond Laboratory (KMDL) in South Africa.  All recoveries reported here include stones with modeled sizes less than 74 microns in size in order to be directly comparable to 2003 results from the SRC that were reported for several kimberlite units.

Initial geological modeling of distinct kimberlite phases by De Beers, based on drill core from Kimberlite 122 shows the body is divisible into two main craters, and a subordinate third area based on relatively sparse information.  Both craters are dominated by massive to graded beds of olivine/lapilli pyroclastic kimberlite (MPK-N and MPK-S) overlain by interbedded sediments, resedimented kimberlite, and kimberlite (UCSK-N and UCSK-S).  The order of emplacement for the individual kimberlites and their contact relationships within, and between, the two main parts of body 122 are not fully understood at this time.  See the Company’s news release of May 21, 2004 for a more detailed summary of the 122 geology.

The average microdiamond abundance for all 122 samples from 2004 is 5.8 stones per 10 kg while the upper 122 North beds (UCSK-N) gave the best results with average microdiamond abundances of 8.3 stones per 10 kg.  In general, the results for the North crater are comparable between 2003 and 2004, but a significant decrease in recovery was noted for both units in the South crater.  There is no obvious reason for the difference in results between years for the same core, except that which is expected from the “nugget-effect”, whereby there is irregular recovery of diamonds within small sample masses.  Both 2003 and 2004 results will be combined by kimberlite unit to produce higher confidence grade forecasts.  A summary of diamond recovery by kimberlite phase is shown in the table below and a full table of results by sieve category will be available on the Company’s website at www.kensington-resources.com.

Table 1:  Summary of 122 Microdiamond Results by Kimberlite Type and Year Sampled

Kimberlite Type	Range of Sampled Phase Thickness (metres)	Sample Mass (kg)	# of Stones	Average Stones/10kg	Stones larger than 0.5 mm
2003 MPK-N	56 - 74	117.55	115	9.8	1
2003 UCSK-N	11 – 43	23.95	18	7.5	1
2004 MPK-N	56 - 74	240.0	153	6.4	1
2004 UCSK-N	11 – 43	48.0	40	8.3	0
Total 122 North Crater:		429.5	326	7.6	3
2003 MPK-S	36 – 103	222.55	163	7.3	4
2003 UCSK-S	3 – 12	7.75	3	3.9	0
2004 MPK-S	20 – 68	168.0	74	4.4	2
2004 UCSK-S	6.2	8.0	2	4.3	0
Total 122 South Crater:		406.3	242	6.0	6
Total 122:		835.8	568	6.8	9

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  Microdiamond recovery was performed by Saskatchewan Research Council of Saskatoon.  All aspects of quality assurance, quality control and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 2100, P.O. Box 11606

650 W. Georgia Street

Vancouver, British Columbia, CANADA V6B 4N9

Tel:  1-800-514-7859 or (604) 682-0020

Fax:  (604) 682-0021

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

SUPPLEMENTAL TABLES TO MAY 11, 2005 NEWS RELEASE

Table Two:  Summary of 122 Microdiamond Results by Drillhole

Drillhole	Sample Mass (kg)	# of Stones	Average Stones/10kg	Stones larger than 0.500 mm
122-01	72	39	5.4	0
122-02	96	110	11.5	0
122-03	56	20	3.6	1
122-04	32	11	3.4	1
122-05	64	24	3.8	0
122-06	24	3	1.3	1
122-07	80	41	5.1	0
122-08	40	21	5.3	0
Total:	464	269	5.8	3

Table Three:  2004 Microdiamond Recoveries by Sieve Class and Kimberlite Type for Kimberlite 122

Kimberlite Type	-0.075mm Sieve	+0.075mm Sieve	+0.106mm Sieve	+0.150mm Sieve	+0.212mm Sieve	+0.300mm Sieve	+0.425mm Sieve	+0.500mm Sieve	+0.600mm Sieve	+0.850mm Sieve	+1.180mm Sieve	+2.000mm Sieve
MPK-N	11	68	39	24	6	4	0	1	0	0	0	0
UCSK-N	8	13	10	8	1	0	0	0	0	0	0	0
North Crater:	19	81	49	32	7	4	0	1	0	0	0	0
% from North:	63	68	72	89	100	80	0	50	0	0	0	0
MPK-SB	10	39	18	4	0	1	0	1	0	0	0	1
UCSK-S	1	0	1	0	0	0	0	0	0	0	0	0
South Crater:	11	39	19	4	23	1	0	1	0	0	0	1
% from South:	37	32	28	11	0	20	0	50	0	0	0	100
Total 122:	30	120	68	36	7	5	0	2	0	0	0	1
% of 122:	11	45	25	13	3	2	0	1	0	0	0	0

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company KENSINGTON RESOURCES LTD. Suite 2100, P.O. Box 11606 650 W. Georgia Street Vancouver, British Columbia Canada, V6B 4N9
Item 2.	Date of Material Change May 17, 2005
Item 3.	News Release A news release was disseminated via CCN Matthews, Vancouver Stockwatch and Market News on May 17, 2005 and filed on SEDAR on May 17, 2005.
Item 4.	Summary of Material Change Kensington Resources Ltd. announced the appointment of Mr. Shawn E. Harvey to the position of Project Geologist.
Item 5.	Full Description of Material Change See Schedule “A” attached hereto.
Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not Applicable
Item 7.	Omitted Information No information has been omitted.
Item 8.

Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report:  Robert A. McCallum, President & CEO, telephone:  (604) 682-0020.

Item 9.	Date of Report May 20, 2005

Schedule A

FORM 20-F FILE #0-24980

LISTED IN STANDARD & POOR’S

KENSINGTON RESOURCES ADDS

NEW PROJECT GEOLOGIST TO EXPLORATION TEAM

Vancouver, B.C., Tuesday, May 17, 2005 – Kensington Resources Ltd. (the “Company”) announces the appointment of Mr. Shawn E. Harvey to the position of Project Geologist.

Mr. Harvey has worked for Saskatchewan Industry and Resources (SIR) for four years covering industrial minerals and diamond exploration for the province.  Mr. Harvey’s close association with the Saskatchewan Geological Survey was highlighted by a long-term commitment with colleagues of the Geological Survey of Canada to a Targeted Geoscience Initiative (TGI) focused on multi-disciplinary geological and geophysical studies on selected Fort à la Corne kimberlites. Mr. Harvey completed a B.Sc. (Hon.) and a M.Sc. (Geology) at the University of Regina.  Shawn is a Professional Geoscientist registered in good standing with the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS).

Robert A. McCallum, President & CEO Kensington Resources Ltd. states, “We are very pleased to welcome Shawn Harvey to Kensington Resources Ltd.  Shawn has extensive geological and geochemical knowledge of the Fort à la Corne kimberlite field and great experience with the diamond exploration industry in Saskatchewan.  As well he brings a wealth of proven expertise.  Shawn’s skills will add great value to Kensington Resources’ technical team.”

Mr. Harvey will work from the Company’s Exploration Office in Saskatoon and will report directly to Brent C. Jellicoe, P.Geo., Exploration Manager for the Company.  Mr. Harvey’s duties and responsibilities will be focused on continued geological evaluation of the Fort à la Corne kimberlites and development of a company-wide data management program.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.

Suite 2100, P.O. Box 11606

650 W. Georgia Street

Vancouver, British Columbia, CANADA V6B 4N9

Tel:  1-800-514-7859 or (604) 682-0020

Fax:  (604) 682-0021

Website:  www.kensington-resources.com

E-Mail:  rob-mccallum@kensington-resources.com

TRADING SYMBOL:  KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations

Tel:  1-800-710-6083

E-mail:  mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Suite 2100, P.O. Box 11606

650 W. Georgia Street

Vancouver, BC, Canada, V6B 4N9

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the shareholders of Kensington Resources Ltd. (the "Company") will be held at the Terminal City Club, President’s Room, 837 W. Hastings Street, Vancouver, British Columbia, on Monday, June 13, 2005 at 10:00 a.m. (Vancouver time) for the following purposes:

1.	To receive the Report of the Directors.
2.	To receive the financial statements of the Company and the Auditors’ report thereon for the year ended December 31, 2004.
3.	To fix the number of Directors at six.
4.	To elect directors for the ensuing year.
5.

To appoint Deloitte & Touche LLP, Chartered Accountants as auditors for the Company to hold office until the next Annual General Meeting and to authorize the directors to fix the remuneration to be paid to the auditors.

6.	To consider and, if deemed advisable, approve the adoption of the Stock Option Plan as described in the attached Information Circular.
7.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, and then complete and deposit the Proxy together with the power of attorney or other authority, or certification, if appropriate, under which it was signed or a notarily certified copy thereof with the Company's Transfer Agent, Computershare Trust Company of Canada, at least 48 hours (excluding Saturdays, Sundays and holidays) before the time of the meeting.

DATED at Vancouver, British Columbia, this 16th day of May, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

OF KENSINGTON RESOURCES LTD.

“signed”

Robert A. McCallum

President & CEO

Suite 2100, P.O. Box 11606

650 W. Georgia Street

Vancouver, BC, Canada, V6B 4N9

INFORMATION CIRCULAR

(Containing information as at May 11, 2005 except as otherwise indicated)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Kensington Resources Ltd. (the "Company") for use at the Annual General Meeting of Shareholders of the Company (the "Meeting") and any adjournment thereof to be held on Monday, June 13, 2005 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone, e-mail, fax or other means of telecommunications by the directors, officers and employees of the Company at nominal cost.  All costs of solicitation by management will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the directors of the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named as proxyholder in the accompanying form of proxy were designated by the management of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STROKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary.  Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting.  Please contact your broker if you have questions.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Company, 3081 3rd Avenue, Whitehorse, Yukon, Y1A 4Z7, at any time up to and including the last business day preceding the day of the meeting, or if adjourned, any reconvening thereof, or to the Chairman of the meeting on the day of the meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

SHARES REPRESENTED BY PROPERLY EXECUTED PROXIES IN FAVOUR OF PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY WILL, ON ANY POLL WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, BE VOTED IN ACCORDANCE WITH THE SPECIFICATION MADE.

SUCH SHARES WILL, ON A POLL, BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the meeting or any further or other business is properly brought before the meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the meeting.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders.  If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice of Meeting, this Circular and the Proxy (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.  The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

By choosing to send these materials to the NOBOs directly, the Company (and not the Intermediary holding on their behalf) has assumed responsibility for (i) delivering these materials to the NOBOs, and (ii) executing their proper voting instructions.

The Meeting Materials sent to Non-Registered Holders who have not waived the right to receive meeting materials are accompanied by a request for voting instructions (a “VIF”).  This form is instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the registered shareholder how to vote on behalf of the Non-Registered Holder.  VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own.  Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder, or his or her nominee, the right to attend and vote at the Meeting.

Please return your voting instructions as specified in the VIF.  Non-Registered Holders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares without par value.  Only the holders of common shares are entitled to receive notice of or to attend and vote at any meetings of the Members of the Company.  As at May 11, 2005 there were 77,056,753 common shares without par value issued and outstanding.

Only shareholders of record at the close of business on May 9, 2005 who either personally attend the meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his/her/its name on the list of shareholders.

To the knowledge of the directors and senior officers of the Company, no persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company as at the date of this Circular.

ELECTION OF DIRECTORS

The number of directors on the board of directors is currently set at five. Shareholders will be asked at the Meeting to pass an ordinary resolution to fix the number of directors at six.

Management of the Company proposes to nominate the persons named in the following table for election as Directors of the Company.  The term of each of the current directors of the Company will expire at the Meeting and each Director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company or he becomes disqualified to act as a Director.  In the absence of instructions to the contrary, proxies given pursuant to the solicitation by the management of the Company will be voted for the nominees set out below. Management does not contemplate that any of the nominees will be unable to serve as a director.

The Company does not have an executive committee but does have an audit committee, compensation committee and corporate governance committee as indicated below.

The following information concerning the proposed nominees has been furnished by each of them:

Name and Present Position with the Company	Present Principal Occupation (1)	Commencement of Directorship	Securities Held (2)
Robert A. McCallum (5) West Vancouver, BC, Canada President, CEO & Director	President & CEO of the Company.	May 13, 2004	20,000 common
James R. Rothwell (3) (5) Ferndale, Washington, USA Chairman & Director	Retired. President and CEO of Dia Met Minerals Ltd. from 2000 to 2001; President of BHP Diamonds from 1997 to 2000.	June 17, 2002	53,332 common
Tony Pezzotti (3) (4) Burnaby, BC, Canada Director	Retired. General Manager and Co-owner of PSL Steel Ltd. from 1979 to 2000.	October 23, 1998	757,780 common
William E. Stanley (4) (5) West Vancouver, BC, Canada Director

Retired mining engineer and industry consultant.

Adjunct Professor at the University of British Columbia's Department of Mining and Mineral Process Engineering from 1999 to present; Director of Miramar Mining Corporation from 1995 to present; Partner with Coopers & Lybrand Consulting from 1970 to1996.

		July 16, 2004	Nil
William E. Zimmerman (6) Florissant, Colorado, USA Nominee	Minerals Consultant from June 2004 to present; Director of the Company from June 2001 to June 2004; Executive, BHP Diamonds, Inc. from April 1997 to May 2001.	N/A	10,000 common
Christopher G. Baldwin Vancouver, BC, Canada Nominee	Corporate/commercial lawyer. Partner of Lawson Lundell LLP, Barristers & Solicitors from 1982 to present.	N/A	4,000 common
(1)

Includes occupations for preceding five years unless director was elected at the previous Annual General Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2)

The approximate number of common shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of the date of this Circular.

(3)	Denotes member of audit committee.
(4)	Denotes member of compensation committee.
(5)	Denotes member of corporate governance committee.
(6)	William E. Zimmerman previously served as director between June 1, 2001 and June 11, 2004

No proposed director is being elected under any arrangement or understanding between the proposed director and any other person or company except the directors and executive officers of the Company acting solely in such capacity.

Corporate Cease Trade Orders or Bankruptcies

No director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)

was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

EXECUTIVE COMPENSATION

For purposes of this section:

"LTIP" or "long term incentive plan" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

"SAR" or "stock appreciation right" means a right, granted by the Company or any of its subsidiaries, as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities; and

“Named Executive Officer” or “NEO” means (a) each Chief Executive Officer; (b) each Chief Financial Officer; (c) each of the Company’s three most highly compensated executive officers, other than the Chief Executive Officer and the Chief Financial Officer, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individual for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

Set out below is a summary of compensation paid during the Company’s three most recently completed financial years to the Company’s current Named Executive Officer and former Named Executive Officer.  Unless otherwise noted, all dollar amounts are stated in Canadian dollars.

SUMMARY COMPENSATION TABLE

NEO Name and Principal Position (a)	Annual Compensation				Long Term Compensation
	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compensation ($) (e)	Awards		Payouts	All other Compen-sation ($) (i)
					Securities Under Options/ SARs Granted (#) (f)	Shares or Units Subject to Resale Restrictions ($) (g)	LTIP Payouts ($) (h)
Robert A. McCallum (1) President, CEO and Director	2004	$89,218	$Nil	$24,000 (2)	400,000	$Nil	$Nil	$Nil
	2003	Nil	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
	2002	Nil	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
David H. Stone (3) Former President; Currently Director	2004	$36,097	$Nil	$115,000 (4)	Nil	$Nil	$Nil	$Nil
	2003	$115,000	$Nil	$Nil	Nil	$Nil	$Nil	$Nil
	2002	$111,417	$Nil	$Nil	100,000	$Nil	$Nil	$Nil

NOTES:

(1)

Robert A. McCallum was appointed President of the Company on June 1, 2004.

(2)

Robert A. McCallum receives an annual housing allowance of $24,000.

(3)

David H. Stone resigned as President of the Company on April 23, 2004.

(4)

David H. Stone received a one-time payment of $115,000 for the termination of management services.

Long-Term Incentive Plan Awards

No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

Option/SAR Grants During the Most Recently Completed Financial Year

The following table sets forth stock options granted to the Named Executive Officers during the most recently completed financial year:

Option/SAR Grants During the Most Recently Completed Financial Year

NEO Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Robert A. McCallum President, CEO and Director	400,000	40%	$0.84	$0.84	May 25, 2007
David H. Stone Former President; Currently Director	Nil	N/A	$Nil	$Nil	N/A

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Year-End Option/SAR Values

No stock options or SARs were exercised during the Company’s most recently completed financial year by the Named Executive Officers.  The financial year-end value of unexercised options or SARs on an aggregated basis is as follows:

Aggregated Option/SAR Exercises

During the Most Recently Completed Financial Year and

Financial Year-End Option/SAR Values

NEO Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at the Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised in-the Money Options/SARs at Financial Year End (US $) Exercisable/ Unexercisable (1)
Robert A. McCallum President, CEO and Director	Nil	$Nil	200,000/200,000	$44,000/$44,000
David H. Stone Former President; Currently Director	Nil	$Nil	552,250/Nil	$302,053/$Nil

NOTES:

(1)

In-the-Money Options are those where the market value of the underlying securities as at the most recent financial year end exceeds the option price.  The closing market price of the Company’s shares on the TSX Venture Exchange as at December 31, 2004 (ie., the financial year end) was $1.06.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company entered into an Employment Agreement dated May 19, 2004 pursuant to which Robert A. McCallum was retained as President for a two-year term for a salary of $150,000 per year, a housing allowance of $24,000 per year and annual bonuses which shall be determined at the absolute discretion of the Board of Directors with respect to achieving aims and goals mutually agreed upon by the parties.  During the year ended December 31, 2004, Mr. McCallum was paid $89,218 pursuant to the employment agreement and received $24,000 for the housing allowance.  In the fourth quarter of Fiscal 2004, the term of the Employment Agreement was extended from two years to three years.

During the year ended December 31, 2004, the Company paid $151,097 to David H. Stone, former President of the Company, which included a one-time payment of $115,000 for the termination of management services.  Pursuant to the terms of a Management Agreement executed on February 1, 2002, Mr. Stone was retained as President for a fee of $115,000 per annum.  The Management Agreement could be terminated by Mr. Stone with three months’ written notice or by the Company at any time with cause, or without cause, by providing twelve months’ notice or payment in lieu of notice of not less than $115,000.

Compensation of Directors

During the most recently completed financial year, the Company did not pay any compensation to the Directors for their services as Directors nor was there any standard arrangement to compensate them for such services other than the granting of stock options.  The Company granted the following incentive stock options to directors of the Company during the most recently completed financial year:

Name	Options Granted	Exercise Price per Share	Date of Grant
Robert A. McCallum President, CEO and Director	400,000 (1)	$0.84	May 25, 2004
James R. Rothwell Director	50,000	$1.13	March 26, 2004
William Stanley Director	150,000	$0.77	July 16, 2004
Total	600,000

NOTES:

(1)

Includes stock options granted to the Named Executive Officer previously disclosed.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s financial year ended December 31, 2004, the information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,897,250	$0.71	1,602,750
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Totals	3,897,250	$0.71	1,602,750

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company, the proposed nominees for election to the board of directors of the Company, or their respective associates or affiliates, are or have been indebted to the Company since the beginning of the last completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, since the beginning of the Company’s last financial year in matters to be acted upon at the Meeting, other than the election of directors or the appointment of auditors.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the persons who were directors or executive officers of the Company or a subsidiary of the Company at any time during the Company's last financial year, the proposed nominees for election to the board of directors of the Company, any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding common shares of the Company, nor any associate or affiliate of any such person, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company except as follows:

1.

Murray Tildesley, Corporate Secretary and Director of the Company, acquired 18,333 common shares of the Company at a price of $0.85 per share pursuant to the exercise of warrants.

2.

David H. Stone, Director of the Company, acquired 83,333 common shares of the Company at a price of $0.80 per share pursuant to the exercise of warrants.

3.

Tony Pezzotti, Director of the Company, acquired 30,000 common shares of the Company at a price of $0.80 per share pursuant to the exercise of warrants.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

APPOINTMENT OF AUDITOR

Management of the Company proposes to nominate Deloitte & Touche LLP, Chartered Accountants, for re-appointment as auditors of the Company to hold office until the next Annual General Meeting of the shareholders at remuneration to be fixed by the directors.

AUDIT COMMITTEE

The Audit Committee reviews the annual and quarterly financial statements of the Company, oversees the annual audit process, the Company’s internal accounting controls, the resolution of issues identified by the Company’s auditors and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting.  In addition, the Audit Committee meets annually with the external auditors of the Company, without the presence of any other members of management.

Composition of Audit Committee

The Company is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or of an affiliate of the Company. The Company's current Audit Committee consists of James R. Rothwell, David H. Stone and Tony Pezzotti, all of whom are independent. Multilateral Instrument 52-110 Audit Committees, (“MI 52-110”) provides that a member of an audit committee is “independent” if the member has no direct or indirect material relationship with the Company, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of the member’s independent judgment.

Financial Literacy

MI 52-110 provides that an individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

All of the directors of the Company are financially literate as that term is defined.

Audit Committee Charter

The text of the audit committee’s mandate is attached as Schedule “A” to this Information Circular.  The Audit Committee mandate is also available on the Company’s website at www.kensington-resources.com or upon request to the Company’s Corporate Secretary.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Audit Committee has not made any recommendations to nominate or compensate an external auditor which were not adopted by the board of directors of the Company.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on:

(a)

the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110; or

(b)

an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

The Board of Directors has adopted a pre approval policy requiring that the Audit Committee pre-approve the audit and non-audit services performed by the independent auditor in order to assure that the provision of such services do not impair the auditor's independence.

Audit Fees

The following table sets forth the fees paid by the Company and its subsidiaries to Deloitte & Touche, LLP, Chartered Accountants, for services rendered in the last two fiscal years:

	Fiscal 2004 $	Fiscal 2003 $
Audit Fees	$27,500	$31,500
Audit Related Fees	-	-
Tax Fees(1)	3,950	2,240
All Other Fees(2)	-	6,000
Totals	$31,450	$39,740

(1)

For advice relating to flow through share issues.

(2)

For advice relating to U.S. GAAP issues.

Exemption

The Company is a “venture issuer” as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (Composition of Audit Committee) and 5 (Reporting Obligations).

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan

The Directors of the Company propose to adopt a new Stock Option Plan (the “Stock Option Plan”), subject to shareholder and regulatory approval.

The purpose of the Stock Option Plan is to provide an incentive to the directors, officers, employees, and consultants to continue their involvement with the Company and to increase their efforts on the Company’s behalf by allowing the Company to grant options to directors, officers, employees and consultants as additional compensation and as an opportunity to participate in the growth of the Company.  The granting of such options is intended to align the interests of such persons with that of the Company.

Options will be exercisable over periods of up to five years as determined by the board of directors of the Company and are required to have an exercise price no less than the closing price of the Company’s shares traded through the facilities of the TSX Venture Exchange (the “Exchange”) on the date prior to the date of grant or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading. The maximum number of common shares which may be issued pursuant to options previously granted and those granted under the Stock Option Plan will be 10% of the issued and outstanding common shares of the Company at the time of grant. In addition, the number of shares which may be reserved for issuance to any one individual may not exceed 5% of the issued shares on a yearly basis or not more than 2% of the issued shares on a yearly basis if granted to any one consultant or to any one employee engaged in investor relations activities.

Options shall be subject to vesting at the discretion of the board of directors.  The Stock Option Plan provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

Any options granted pursuant to the Stock Option Plan will terminate generally within 90 days of the option holder ceasing to act as a director, officer, employee or consultant of the Company and generally within 30 days of the option holder ceasing to act as employee engaged in investor relations activities, unless such cessation is on account of death.  If such cessation is on account of death, the options terminate on the earlier of one year of the option holder’s death and the expiration date of the options.  Upon retirement, stock options will become fully vested and will terminate on the expiration date of the options.

Based on the current issued and outstanding shares, a maximum of 7,705,675 common shares would be issuable and there are currently 4,447,250 stock options outstanding.

In accordance with the policies of the Exchange, a plan with a rolling 10% maximum must be confirmed by shareholders at each annual general meeting.  The Stock Option Plan, and any material amendments thereto, must be approved by a majority of the votes cast by shareholders other than insiders or their associates to whom shares may be issued pursuant to the Stock Option Plan. Based on the present shareholdings of the insiders or their associates to whom shares may be issued pursuant to the Stock Option Plan, a total of up to 2,479,855 common shares will be excluded from voting on this resolution. The Stock Option Plan is also subject to approval by the Exchange.

The full text of the Stock Option Plan will be available for review at the annual general meeting.

At the meeting, the shareholders will be asked to pass the following resolution:

“IT IS RESOLVED THAT the Stock Option Plan is hereby approved and confirmed.”

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.  Financial information is provided in the Company’s comparative financial statements and MD&A for its year ended December 31, 2004. Shareholders may contact the Company at Suite 2100, 650 W. Georgia Street, Vancouver, BC, V6B 4N9 or by telephone at (604) 682-0020 to request copies of the Company’s financial statements and MD&A including audited financial statements for the year ended December 31, 2004.

BOARD APPROVAL

The contents of this Circular have been approved and its mailing authorized by the directors of the Company.

DATED at Vancouver, British Columbia, this 16th day of May, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

"signed"

Robert A. McCallum

President & CEO

SCHEDULE “A”

AUDIT COMMITTEE MANDATE

Purpose

The Audit Committee is appointed by the Board of Directors (the “Board”) to assist the Board in fulfilling its oversight responsibilities in the areas of financial reporting, risk management, and compliance.

Organization

The Committee will consist of at least three members of the Board of Directors.  The Committee will ensure that a majority of its members are independent of the corporation as defined by the TSX, the Ontario Securities Commission, or any other regulatory body to which the Corporation reports.  The Committee will meet at least four times a year, with the flexibility to call additional meetings if required.  The Committee’s meetings will be recorded in minutes of the meeting and will be submitted to the Board of Directors of the Corporation.

Responsibilities

The Audit Committee is responsible for reviewing and reporting to the Board with respect to various auditing and accounting matters, including the selection of  the company’s independent public accountants, the scope of the audit procedures, the nature of all audit and non-audit services to be performed, the performance of the independent accountants and the company’s accounting practices and policies.  The Committee will prepare an annual report to the Board reviewing the adequacy of this mandate and its performance relative to the responsibilities contained in this mandate.

The Audit Committee assists the Board in monitoring:

*

the integrity of  financial statements;

*

the independent auditor’s qualifications, selection, retention, and independence;

*

the scope and performance of the internal audit function;

*

the preparation of annual audited financial statements including review of the statements with management and the independent auditor before the financial statements are included in Kensington’s Annual Report  and regulatory filings;

*

management’s overall process to identify and manage principal risks that could affect the achievement of the company’s business objectives; and

*

compliance with legal and regulatory requirements and corporate policies and controls.

The Audit Committee has the authority to conduct any review or investigation appropriate to fulfilling its responsibilities.  The Committee shall have unrestricted access to personnel, information, and resources necessary to carry out its responsibilities.

Kensington Resources Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 13, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.
To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

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To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

1-866-732-VOTE (8683)

- Proxy Instructions must be received by 10:00 am, Pacific Time, on June 9, 2005.

To Vote Using the Internet

- Go to the following web site: www.computershare.com/ca/proxy
- Proxy Instructions must be received by 10:00 am, Pacific Time, on June 9, 2005.

To Receive Documents Electronically

- You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you don't vote online, you can still enrol by visiting www.computershare.com - click "Investors" and then "Electronic Shareholder Communications".

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER | **HOLDER ACCOUNT NUMBER** | **ACCESS NUMBER**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 10:00 am, Pacific Time, on June 9, 2005

1SAP05067.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned shareholder(s) of Kensington Resources Ltd. (the "Company) hereby appoint(s): Robert McCallum, or failing him, James R. Rothwell,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Kensington Resources Ltd. to be held at the Terminal City Club, President's Room, 837 West Hastings Street, Vancouver, British Columbia on June 13, 2005 at 10:00 AM (Pacific Time) and at any adjournment thereof.

1. Resolution

To fix the number of Directors at six (6). For ☐ Against ☐

2. Election of Directors

	For	Withhold
01. To elect as a Director, James R. Rothwell	☐	☐
02. To elect as a Director, Robert A. McCallum	☐	☐
03. To elect as a Director, William E. Stanley	☐	☐
04. To elect as a Director, Tony Pezzotti	☐	☐
05. To elect as a Director, Christopher G. Baldwin	☐	☐
06. To elect as a Director, William E. Zimmerman	☐	☐

3. Appointment of Auditors

To appoint Deloitte & Touche, LLP as Auditors for the Company. **For** ☐ **Withhold** ☐

Resolution

Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Information Circular.

	For	Against
4 To pass an ordinary resolution as set out in the Information Circular approving the proposed Stock Option Plan of the Company.	☐	☐

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date

0 0 5 5 0 6 K R T Q

Kensington Resources Ltd.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Intermediary

Voting Instruction Form ("VIF") - Annual General Meeting to be held on June 13, 2005

NON-REGISTERED (BENEFICIAL) HOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen appointee in the space provided (see reverse).
4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended by management in the Management Information Circular for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Should you wish to attend the meeting and vote in person, please write your name in the place provided for that purpose in this VIF and we will send to you a form of legal proxy which will grant you the right to attend the meeting and vote in person. If you require assistance in that regard, please contact the Registered Representative who services your account.
9. Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12. This VIF should be read in conjunction with the accompanying Management Information Circular.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF.
Instead of mailing this VIF, you may choose one of the two voting methods outlined below to vote this VIF. Have this VIF in hand if you call.

To Vote Using the Telephone (Only Available Within Canada and U.S.)

- Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call.

1-866-734-VOTE (8683)

- Voting Instructions must be received by 10:00 am, Pacific Time, on June 9, 2005.

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- Voting Instructions must be received by 10:00 am, Pacific Time, on June 9, 2005.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER HOLDER ACCOUNT NUMBER ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this VIF.

VIFs should be received by 10:00 am, Pacific Time, on June 9, 2005. Please refer to the Information Circular for further information.

Appointee(s)

Management Appointees are: Robert McCallum, or failing him, James R. Rothwell,

OR

Print the name of the person you are appointing if this person is someone other than the Management Appointee(s) (see instructions 3 and 8 on reverse).

1. Resolution

To fix the number of Directors at six (6). For ☐ Against ☐

2. Election of Directors

	For	Withhold
01. To elect as a Director, James R. Rothwell	☐	☐
02. To elect as a Director, Robert A. McCallum	☐	☐
03. To elect as a Director, William E. Stanley	☐	☐
04. To elect as a Director, Tony Pezzotti	☐	☐
05. To elect as a Director, Christopher G. Baldwin	☐	☐
06. To elect as a Director, William E. Zimmerman	☐	☐

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3. Appointment of Auditors

To appoint Deloitte & Touche, LLP as Auditors for the Company. **For** ☐ **Withhold** ☐

Resolution

Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Information Circular.

	For	Against
4 To pass an ordinary resolution as set out in the Information Circular approving the proposed Stock Option Plan of the Company.	☐	☐

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Signature(s)/Authorized Officer(s) - Sign Here - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

0 0 5 4 4 6

K R T Q

May 16, 2005

Dear Shareholder:

KENSINGTON RESOURCES LTD.
(the “Company”)

Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102, Continuous Disclosure Obligations, the registered and beneficial owners of our shares may request a copy of our annual financial statements and management discussion and analysis (“MD&A”) for the annual financial statements, our interim financial statements and MD&A, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

Kensington Resources Ltd.
Suite 2100, P.O. Box 11606, 650 West Georgia Street
Vancouver, BC Canada
V6B 4N9

As an alternative to receiving these financial statements and MD&A by mail, you may view them on the Company’s profile on SEDAR at www.sedar.com.

__  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __  __

REQUEST TO RECEIVE ANNUAL AND INTERIM FINANCIAL STATEMENTS AND MD&A
OF KENSINGTON RESOURCES LTD. [the “Company”]

☐

A.   Please send me the annual financial statements and MD&A.

☐

B.   Please send me the interim financial statements and MD&A.

☐

C.   Please send me both A and B.

I confirm that I am a registered and/or beneficial holder of shares of the Company.

__________________________________

Signature

__________________________________

Name of Shareholder - Please Print

__________________________________

Address

__________________________________

__________________________________

Postal Code

__________________________________

Name and title of person signing, if different from

name above

Kensington Resources Ltd.

Consolidated Financial Statements

For the three months ended March 31, 2005

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended March 31, 2005.

Kensington Resources Ltd.
Balance Sheets
March 31, 2005 and December 31, 2004
(Unaudited - prepared by management)

	March 31, 2005	December 31, 2004
ASSETS
Current Assets
Cash	$ 1,265,294	$ 81,005
Short-term investments	3,892,000	6,192,000
GST and other receivables	54,657	39,020
Prepaid expenses and advances	71,009	11,252
Marketable securities	32,025	32,025
	5,314,985	6,355,302

Deposits	6,532	12,000
Future income taxes (note 3)	-	1,068,600
Property, plant and equipment (note 4)	108,458	81,965
Mineral properties (note 5)	14,875,916	13,780,530
	$ 20,305,891	$ 21,298,397
LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$ 186,699	$ 181,854
Cash calls payable	980,798	2,082,119
	1,167,497	2,263,973

SHAREHOLDERS' EQUITY
Capital stock
Authorized
Unlimited common shares of no par value
Issued and fully paid (note 6)	34,995,359	33,450,717
Additional paid-in capital	105,121	105,121
Contributed surplus	1,370,371	512,691
Deficit	(17,332,457)	(15,034,105)
	19,138,394	19,034,424
	$ 20,305,891	$ 21,298,397

signed by "Robert A. McCallum"	signed by "James R. Rothwell"
President & CEO	Chairman & Director

Kensington Resources Ltd.
Statements of Operations and Deficit
For the three months ended March 31
(Unaudited - prepared by management)

	For the three months ended March 31, 2005	For the three months ended March 31, 2004

Interest and other income	$ 4,630	$ 962
Expenses
Amortization	6,650	1,150
Bank charges and interest	451	218
Legal, accounting and professional	44,845	12,825
Office	122,389	53,277
Promotion, public relations and travel	135,849	48,163
Salaries and management fee	37,996	28,750
Stock-based compensation	857,680	-
Transfer and filing	28,522	10,959
	1,234,382	155,342
Loss before undernoted items	(1,229,752)	(154,380)
Future income tax recovery (note 3)	(1,068,600)	-
Net loss for the period	(2,298,352)	(154,380)
Deficit, beginning of period	(15,034,105)	(14,590,912)

Deficit, end of period	$ (17,332,457)	$ (14,745,292)

Loss per share, basic and diluted	$ (0.04)	$ (0.00)

Weighted average number of shares
Basic and diluted	60,871,604	54,251,189

Kensington Resources Ltd.
Statements of Cash Flows
For the three months ended March 31
(Unaudited - prepared by management)

	For the three months ended March 31, 2005	For the three months ended March 31, 2004

Operating Activities
Net loss from continuing operations	$ (2,298,352)	$ (154,380)
Items not involving cash
Amortization	6,650	1,150
Stock-based compensation	857,680	-
Future income tax (note 3)	1,068,600	-
Change in non-cash working capital	(365,422)	(153,230)
Accounts receivable	(15,637)	(9,470)
Prepaid expenses and advances	(59,757)	(39,560)
Accounts payable and accrued liabilities	4,845	(757)
Net cash provided (used) by operating activities	(435,971)	(203,017)
Financing Activities
Issuance of shares for cash	1,544,642	1,078,502
Net cash provided from financing activities	1,544,642	1,078,502
Investing Activities
Expenditures and advances on resource properties, net of unpaid cash calls	(2,196,707)	(514,025)
Purchase of capital assets	(33,143)	(15,929)
Reduction of deposits	5,468	-
Redemption of short-term investments	2,300,000	(950,000)
Net cash used in investing activities	75,618	(1,479,954)

Change in cash and cash equivalents	1,184,289	(604,469)

Cash and cash equivalents at beginning of period	81,005	1,001,202

Cash and cash equivalents at end of period	$ 1,265,294	$ 396,733

Kensington Resources Ltd.

Notes to the Financial Statements

For the three months ended March 31, 2005

(unaudited)

1.	NATURE OF OPERATIONS AND GOING CONCERN ASSUMPTION
	The Company is an exploration stage company at March 31, 2005 since it has not, as yet, achieved commercial production on any of its concessions.

The Company's emergence from the exploration stage and the recoverability of the amounts shown for mineral concessions and deferred exploration costs is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the concessions, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

2.	SIGNIFICANT ACCOUNTING POLICIES
	These interim consolidated financial statements should be read in conjunction with the audited December 31, 2004 annual financial statements.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2004 annual financial statements. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

3.	FLOW-THROUGH SHARES

On September 24, 2004, the Company issued 2,307,693 flow-through shares as part of a private placement for proceeds of $3 million. The exploration expenditures funded by the flow-through share issuance were renounced for tax purposes in 2005. Accordingly under Canadian generally accepted accounting principles, the provision set up in 2004 for future income tax was reversed in 2005. There is no longer any difference between the future income tax liability and the renouncement of the tax deduction for the benefit of the investor.

4.	PROPERTY, PLANT AND EQUIPMENT	March 31, 2005			Net book value at December 31, 2004
		Cost	Accumulated amortization	Net book value
	Automobiles	$ 29,346	$ 6,273	$ 23,073	$ 24,944
	Field equipment	7,499	4,153	3,346	3,522
	Computer equipment	35,151	7,285	27,866	10,590
	Computer software	6,000	750	5,250
	Furniture and equipment	59,498	10,575	48,923	42,909
		$ 137,494	$ 29,036	$ 108,458	$ 81,965
5.	MINERAL PROPERTIES
	Acquisition and exploration costs as at March 31, 2005 and December 31, 2004 are as follows:
				March 31, 2005	December 31, 2004
	Geological and exploration			$ 2,966,296	$ 2,735,476
	Land tenure			52,891	51,326
	Drilling			7,553,680	6,950,014
	Assay			1,642,815	1,594,785
	Supplies			108,506	108,506
	Transport			371,745	292,856
	Rental equipment			260,652	245,247
	General			133,948	127,095
	Project overhead			1,785,383	1,675,225
				$ 14,875,916	$ 13,780,530

Kensington Resources Ltd.

Notes to the Financial Statements

For the three months ended March 31, 2005

(unaudited)

5.	MINERAL PROPERTIES (continued)

The Company has earned a 42.245% interest in certain mineral claims consisting of 22,544 hectares in the Fort à la Corne area of Saskatchewan through a joint venture relationship. The other partners are De Beers Canada Inc. ("De Beers") (the operator), UEM Inc. and Cameco Corporation ("Cameco"). This joint venture relationship entails an agreement on annual budgets between the parties, with dissenting parties losing a proportionate share.  Cash calls are requested periodically to cover expenditures incurred by the operator. No joint venture entity exists and the Company's proportionate share of the deferred exploration costs is $14,875,916 (December 31, 2004 - $13,780,530).

Upon the completion of exploration phase, the feasibility and development stage commences. The Company is committed to fund a maximum of $8.5 million on a prority basis during the feasibility and development stage. De Beers has a similar liability to a maximum of $6.38 million.

6.	CAPITAL STOCK
	(a) Authorized
	Unlimited common shares of no par value
	(b) Issued		Number of Shares		Share Capital
	Balance - December 31, 2003		53,302,545		$ 26,543,215
	Issued for private placements, net of issue costs		5,164,835		5,538,502
	Issued on exercise of warrants		1,338,333		1,078,500
	Issued on exercise of stock options		840,000		290,500
	Balance - December 31, 2004		60,645,713		$ 33,450,717
	Issued on exercise of warrants		1,280,807		1,382,942
	Issued on exercise of stock options		450,000		161,700
	Balance - March 31, 2005		61,926,520		$ 34,995,359
	(c) Options

The Company's stock option plan provides for the issuance of options to directors, officers, employees and consultants of the Company to purchase common shares.  Stock options are issuable at the discretion of the Board of Directors, up to 5,500,000 common shares.  Exercise prices approximate market values at the time the option is granted.

	Summary of directors' and employees' stock options, warrants and convertible securities outstanding:
		For the three months ended March 31, 2005	Weighted average exercise price $	Year ended December 31, 2004	Weighted average exercise price $
	Balance outstanding, beginning of period	3,897,250	$ 0.58	3,992,726	$ 0.54
	Options granted	1,017,500	0.82	1,005,000	0.82
	Options exercised	(450,000)	0.31	(840,000)	0.31
	Options cancelled/expired		0.78	(260,476)	0.78
	Balance outstanding, end of period	4,464,750	$ 0.58	3,897,250	$ 0.58
	The Company recorded a charge to operations of $857,680 for the period ended March 31, 2005 for stock options granted to employees and directors.

This  amount was determined using a Black-Scholes model, assuming no dividends were paid, a weighted average volatility fo the Company's share price of 130%, a weighted average annual risk free interest rate of 4% and an expected life of three to five years.

	As at March 31, 2005, directors' and employees' stock options were outstanding as follows:
		Range of exercise prices	Number outstanding at March 31, 2005	Weighted average Remaining Contractual Life (years)
		$0.00 - $0.50	662,250	0.6
		$0.51 - $1.00	2,230,000	2.0
		$1.00 - $2.00	1,532,500	4.5
		$2.00 - $3.00	40,000	5.0
			4,464,750	2.7

Kensington Resources Ltd.

Notes to the Financial Statements

For the three months ended March 31, 2005

(unaudited)

6.	CAPITAL STOCK (continued)
	(d) Warrants
		For the three months ended March 31, 2005	Weighted average exercise price	Year ended December 31, 2004	Weighted average exercise price
	Balance outstanding, beginning of period	4,309,071	$ 1.11	4,803,498	$ 0.89
	Warrants granted	-	-	1,428,573	1.21
	Warrants exercised	(1,280,807)	1.05	(1,338,333)	0.80
	Warrants expired	-	-	(584,667)	1.21
	Balance outstanding, end of period	3,028,264	$ 1.13	4,309,071	$ 1.11
7.	RELATED PARTY TRANSACTIONS
	The Company incurred costs with individuals or companies controlled by individuals who were shareholders, directors or officers of the Company as follows:
				2005	2004
	Salaries and management fees			$ 37,996	$ 28,750
	Consulting and directors fees			$ 31,709	$ -
				$ 69,705	$ 28,750
8.	SUBSEQUENT EVENTS

Subsequent to the period end, the Company completed a private placement of flow-through shares and units to raise aggregate gross proceeds of $31 million.  The securities were sold on a best efforts agency basis by a syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc.

The Company granted 250,000 stock options exercisable at a price of $1.91 per share for a five-year period to a director and officer, an employee and a consultant of the Company.  200,000 stock options are subject to vesting over a one-year period.

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Robert A. McCallum, President and CEO of Kensington Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kensington Resources Ltd., (the “Issuer”) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

May 27, 2005

“Robert A. McCallum”

_______________________

Robert A. McCallum, President & CEO

(Principal Executive Officer)

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, J. Casey Forward, CGA, Accountant of Kensington Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Kensington Resources Ltd., (the “Issuer”) for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date:

May 27, 2005

“J. Casey Forward”

_______________________

J. Casey Forward, CGA

(Principal Financial Officer)

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ending March 31, 2005

Unaudited – Prepared by Management

______________________________________________________________________________________________________

Description of Business and Report Date

The following Management Discussion and Analysis is prepared as of May 20, 2005 (the “Report Date”) and should be read in conjunction with the interim financial statements for the three months ended March 31, 2005 and the Company’s annual report for the year ended December 31, 2004.  These documents can be found on the Company’s website or at www.sedar.com.

Kensington Resources Ltd. (the “Company”) is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%) (the operator), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

The Company prepares its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Special Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such forward-looking statements include the potential for the Fort à la Corne Diamond Project in Saskatchewan, the expectations related to reaching diamond producer status, the accelerated results-driven advanced exploration and evaluation phase and the expectation of reaching a pre-feasibility decision in 2008. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Overview

The Company continued to build on the forward momentum achieved in 2004.  Highlights for the first quarter include:

?

The approval of the $25.6 million budget for the first phase of the Advanced Exploration and Evaluation Plan (the “Plan” or “AE&E Plan”).  This budget represents the largest investment to date to be spent on an annual work program at the Fort à la Corne Project.  The 2005 program forms part of a three-year action plan that is designed to advance the project to a pre-feasibility decision in 2008.  A priority of the 2005 program is to delineate the extent of the Star Kimberlite which lies on ground held by the joint venture.  The 2005 drilling program commenced on April 23, 2005 and is expected to take six to seven months.

•

The recovery of the largest diamond to date from the Fort à la Corne Project.  A large, clear macrodiamond weighing 10.53 carats and measuring approximately 1.4 x 1.0 x 0.75 cm was recovered from Kimberlite 140/141 that was drilled in the 2004 Evaluation Program.  The stone appears clear of significant inclusions and thus may likely be of high quality.  In addition, a 4.09 carat stone was recovered from Kimberlite 140/141.

•

The announcement of the largest financing in the history of the Company.  Subsequent to the period end, $31 million was raised from the sale of flow through shares and units primarily to institutional investors. The proceeds will be used to maintain the Company’s interest in the aggressive exploration program at Fort à la Corne and to achieve a number of corporate objectives.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ending March 31, 2005

Unaudited – Prepared by Management

______________________________________________________________________________________________________

Overview (continued)

•

The appointment of James R. Rothwell to the position as Chairman of the Board of Directors. Mr. Rothwell has served as a Director since June 2002 and will fill a role that has previously not been held at Kensington Resources Ltd.  Mr. Rothwell served as President and CEO of Dia Met Minerals Ltd. from 2000 to 2001 and worked for BHP Minerals between 1986 and 2000 where he held the position of President of BHP Diamonds from 1997 to 2000. Mr. Rothwell led BHP's entry into the diamond industry via development of the EKATI Diamond Mine in the Northwest Territories, Canada's first producing diamond mine.

Fort à la Corne Diamond Project, Saskatchewan

The Fort à la Corne Diamond Project is located in the Province of Saskatchewan approximately 65 kilometres to the east and north-east of the city of Prince Albert, Saskatchewan’s third largest city.  As of the Report Date, land holdings held under the Fort à la Corne joint venture agreement comprised of 121 claims totaling 22,544 hectares or approximately 57,000 acres.

Although there is a joint venture relationship between the partners, there is no joint venture entity.  This joint venture relationship entails an agreement on annual budgets between the parties with dissenting parties losing a proportionate share.  The only item recorded in the consolidated financial statements of the Company at March 31, 2005 is its proportionate share of deferred costs totalling $14,875,916 (December 31, 2004 - $13,780,530).

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein.  National Instrument 43-101 compliant technical disclosure of the Fort à la Corne Diamond Project can be found in the Company’s technical report which is available on the Company’s website or at www.sedar.com.

Advanced Exploration and Evaluation Plan – 2005 Program

In the first quarter of 2005, the joint venture partners approved a $25.6 million budget for the first phase of AE&E Plan.  The 2005 program consists primarily of geological drilling to establish the presence of potential higher grade units within the kimberlites located in the southern part of the joint venture claims.

Fourteen kimberlites, which have not been explored in recent years, were selected and prioritized based on size, potential for high-grade zones, kimberlite characteristics, and historic diamond recoveries.  A total of 130 HQ coreholes (diameter of 2.5 inches or 63.5 mm) were authorized on the fourteen kimberlites with the knowledge that the final number of holes per body will depend upon evaluation needs and the size of the individual kimberlite targets. Delineation of the western  extension of the Star kimberlite into the joint venture property and the nearby kimberlite body 134 were identified as a top priority in the 2005 program.

In addition to drilling and sampling, the 2005 AE&E budget makes provision for the update of the conceptual study to include mining of multiple pits, delineation drilling of up to three kimberlite bodies to determine potential ore tonnages, minibulk sampling of one kimberlite to obtain approximately 580t of kimberlite for treatment in order to obtain a higher level of confidence in grade forecasting and average value of commercial sized macrodiamonds, and the commencement of a number of engineering and environmental studies.

The 2005 program commenced in May 2005 and is scheduled to be completed by (budgeting only to the end of December 2005) February 2006.  Following evaluation of all 2004 drilling results in July 2005, a decision will be made on the scope and target of the 2005 minibulk sampling program. The next project decision milestone will be based on results following the completion of the geological drilling phase of the AE&E program in early 2006.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ending March 31, 2005

Unaudited – Prepared by Management

______________________________________________________________________________________________________

Results of Operations

The Company is showing a net loss after tax of $2,298,352 for the first quarter of 2005.  Under generally accepted accounting principles, an income tax recovery in the amount of $1,068,600 was recorded on the sale of flow-through shares in the prior fiscal year.  This amount was reversed in Q1 2005 when the exploration expenditures funded by the flow-through share issuance were renounced for tax purposes.  The net loss before income taxes for Q1 2005 was $1,229,752 compared to a net loss of $154,380 for Q1 2004.  General and administrative expenses increased in all areas however stock-based compensation of $857,680 (2004 – nil) contributed to most of the increased net loss in the current quarter. Stock-based compensation is a non-cash item and reflects generally accepted accounting principles of the fair value cost of stock options granted in the period.

Promotion, public relations and travel increased by $87,686 to $135,849 (2004 - $48,163) due to an increase in investor relations activity, travel and attendance at trade shows.  The significant expenditures for Q1 2005 include $20,739 (2004 – $12,617) for media and communications consulting, $9,443 (2004 - $7,547) for travel and other expenses for the directors and officers of the Company, $22,514 (2004 - $15,000) for investor relations services, $18,256 (2004 - $nil) for graphic design and printing, $29,161 (2004 - $nil)) for investment conferences, $4,861 (2004 - $nil) for road shows and analyst trips, $8,483 (2004 - $7,405) for news dissemination costs, $8,102 (2004 - $1,000) for advertising and sponsorships and miscellaneous expenses of $14,290 (2004 - $4,594).

Office expenses increased by $69,112 to $122,389 (2004 - $53,277) due to costs associated with setting up and re-locating the head office to Vancouver, BC.  Significant expenditures for Q1 2005 include $21,282 (2004 - $3,867) for office rent, $29,263 (2004 - $12,111) for office expenses, $28,733 (2004 - $15,891) for support staff, $17,820 (2004 - $11,821) for administrative services, $16,251 (2004 - $9,587) for insurance, primarily directors’ and officers’ liability insurance, and $9,040 (2004 - $nil) for housing and re-location costs for the President & CEO.

Legal, accounting and professional fees increased by $32,020 to $44,845 (2004 - $12,825) due to related party consulting and directors fees.  The significant expenditures in Q1 2005 include $31,709 (2004 - $nil) for related party consulting and directors fees, $7,033 (2004 - $7,500) for accounting, $5,500 (2004 - $nil) for audit costs, $603 (2004 - $3,825) for legal fees and $nil (2004 - $1,500) for tax advice.

Transfer and filing increased by $17,563 to $28,522 (2004 - $10,959) due to costs associated with the Company’s Extraordinary General Meeting on April 4, 2005.  The significant expenditures in Q1 2005 include $14,267 (2004 - $4,775) for transfer agent services, $6,098 (2004 - $6,184) for filing fees to regulatory authorities and costs associated with SEDAR and $8,156 (2004 - $nil) for shareholder meeting costs.

Salaries and management fees increased by $9,246 to $37,996 (2004 - $28,750).  See “Transactions with Related Parties”.

Amortization expense and bank charges and interest increased slightly by $5,500 to $6,650 (2004 - $1,150) and by $233 to $451 (2004 - $218), respectively.

Interest income increased by $3,668 to $4,630, compared to $962 for Q1 2004, the increase being attributable to the proceeds of the equity financing completed in September 2004 and to the exercise of stock options and warrants in Q1 2005.

Mineral property and exploration costs deferred at March 31, 2005 totalled $14,875,916, an increase of $1,095,386 since the end of the prior fiscal year, all of which was spent on the Fort à la Corne Diamond Project.  A comparison of the mineral property expenditures for Q1 2005 and Q1 2004 can be summarized as follows:

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ending March 31, 2005

Unaudited – Prepared by Management

______________________________________________________________________________________________________

Results of Operations (continued)

Fort à la Corne Diamond Project	Three months ended March 31, 2005	Three months ended March 31, 2004
Geological and exploration	$ 230,820	$ 62,870
Land tenure	1,565	0
Drilling	603,666	413,814
Assay	48,030	133,511
Transport	78,889	12,699
Rental equipment	15,405	20,720
General	6,853	4,024
Project overhead	110,158	11,592
Totals	$1,095,386	$659,230

Financings, Principal Purposes and Milestones

In September 2004, the Company completed a $6 million private placement of flow-through shares and units.  The securities were sold on a best efforts agency basis by Loewen, Ondaatje, McCutcheon Limited (“LOM”).  A total of 2,307,692 flow-through common shares were issued at a price of $1.30 per flow-through share and a total of 2,857,143 non-flow through units were issued at a price of $1.05 per unit.  Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of eighteen months from closing, at a price of $1.25 for the first twelve-month period and $1.55 for the last six-month period.  LOM received a commission of 7% of the gross proceeds of the offering.  In addition, LOM received warrants entitling it to purchase for a period of eighteen months from closing: (i) 161,539 non-flow through common shares at a price of $1.05 per share; and (ii) 200,000 units on the same terms as the offering at a price of $1.05 per unit.  All of the securities are subject to a four-month hold period in Canada in accordance with applicable securities laws, expiring January 25, 2005.  The gross proceeds of the offering of the flow-through shares will be used for Canadian Exploration Expenses (as such terms are defined in the Income Tax Act (Canada)) on the Fort à la Corne Diamond Project in Saskatchewan. The proceeds of the offering of the units will be used for exploration programs on the Fort à la Corne Diamond Project and for general corporate purposes.  The private placement was accepted for filing by the TSX Venture Exchange on October 1, 2004.

A schedule of the proposed and actual use of proceeds to March 31, 2005 for this financing can be summarized as follows:

Expenditure Category	Proposed Use of Proceeds	Actual Use of Proceeds to March 31, 2005
Fort à la Corne Project	$4,000,000	$2,641,672
General working capital	1,538,500	463,985
Commissions and issue costs	461,500	461,500
Totals	$6,000,000	$3,567,157

Summary of Quarterly Results

	March 31, 2005 Q1 2005	Dec. 31, 2004 Q4 2004	Sept. 30, 2004 Q3 2004	June 30, 2004 Q2 2004
Revenues	-	-	-	-
Loss from Continuing Operations	$(1,229,752)	$(427,184)	$(425,906)	$(504,323)
Income tax recovery	$(1,068,600)	$1,068,600	-	-
Net Loss	$(2,298,352)	$(443,193)	$(425,906)	$(504,323)
Net Loss Per Share	$(0.04)	$(0.01)	$(0.01)	$(0.01)

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ending March 31, 2005

Unaudited – Prepared by Management

______________________________________________________________________________________________________

Summary of Quarterly Results (continued)

	March 31, 2004 Q1 2004	Dec. 31, 2003 Q4 2003	Sept. 31, 2003 Q3 2003	June 30, 2003 Q2 2003
Revenues	-	-	-	-
Loss from Continuing Operations	$(154,380)	$(234,638)	$(243,987)	$(264,136)
Net Loss	-	$(234,638)	$(243,987)	$(264,136)
Net Loss Per Share	$(154,380)	$(0.00)	$(0.00)	$(0.01)
	$(0.00)

General and administrative expenses have increased in the last four quarters to coincide with higher levels of corporate activity.  Stock based compensation of $857,680, $166,000, $190,159 and $86,996, respectively, can be attributed to part of the increases in the last four quarters.  At December 31, 2004, a future income tax asset and income tax recovery of $1,068,600 was recorded as a result of a flow through private placement completed during Q4 2004.  This amount was reversed in Q1 2005 when the exploration expenditures funded by the flow-through share issuance were renounced for tax purposes.  See Note 3 of the consolidated financial statements.

Liquidity

The Company is presently exploring the Fort à la Corne Diamond Project for sufficient reserves to justify production.  This property does not produce any revenue.  The Company receives minor amounts of interest ($4,630 for Q1 2005 compared to $962 for Q1 2004); however, its capital needs have historically been met by the issuance of securities either through private placements, the exercise of stock options or warrants, shares issued for debt or shares issued for property.  Fluctuations in the Company’s share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

At March 31, 2005, the Company had working capital of $4,147,488, compared to working capital of $4,091,329 at December 31, 2004.  The primary source of this working capital is the equity financing completed in the third quarter of Fiscal 2004 (see “Financings, Principal Purposes and Milestones” above).  During the first quarter of Fiscal 2005, the exercise of stock options and warrants provided additional proceeds of $1,544,642.

Included in current assets at March 31, 2005 is $32,025 (December 31, 2004 - $32,025) in marketable securities which represents the book value of 457,500 common shares of China Diamond Corp.  Included in current liabilities at March 31, 2005 is $980,798 (December 31, 2004 - $2,082,119) due to the Fort à la Corne joint venture.  This amount was paid in the subsequent period.

The Company has met a commitment to incur a minimum of $2 million in flow through expenditures by March 31, 2005.  An additional $1 million in flow through expenditures must be incurred by the end of Fiscal 2005 and the Company expects to meet this commitment in the second quarter of Fiscal 2005.

Capital Resources

The Company’s portion of the 2005 AE&E program budget is $12 million.  Subsequent to the period end, the Company completed a private placement of flow-through shares and units to raise aggregate gross proceeds of $31 million.  The securities were sold on a best efforts agency basis by a syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. (collectively, the “Agents”).

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ending March 31, 2005

Unaudited – Prepared by Management

______________________________________________________________________________________________________

Capital Resources (continued)

A total of 4,255,400 flow-through common shares were issued at a price of $2.35 per flow-through share and a total of 10,000,000 non-flow through units were issued at a price of $2.10 per unit to accredited investors in Canada, the United States and overseas.  Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant.  Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of twelve months from closing at a price of $2.50 per share.  The Company has agreed to use its commercially reasonable efforts to list the warrants on the TSX Venture Exchange, such listing to be effective as of the date on which all applicable resale restrictions in respect of the warrants have expired.

The Agents received a commission of 5.5% of the gross proceeds of the offering.  In addition, the Agents received warrants entitling the Agents to purchase for a period of twelve months from closing: (i) 255,324 non-flow through common shares at a price of $2.10 per share; and (ii) 600,000 units on the same terms as the offering at a price of $2.10 per unit.  All of the securities are subject to a four-month hold period in Canada in accordance with applicable securities laws, expiring September 7, 2005.

The gross proceeds of the offering of the flow-through shares will be used for Canadian Exploration Expenses (as such terms are defined in the Income Tax Act (Canada)) on the Fort à la Corne Diamond Project in Saskatchewan. The proceeds of the offering of the units will be used for exploration programs on the Fort à la Corne Diamond Project and for general corporate purposes.

If exercised, the in-the-money stock options and warrants as of the Report Date could increase the Company’s available cash by $7.1 million.  The fair market value of the Company’s shares of China Diamond Corp. is also a source of capital.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

The Company entered into an Employment Agreement dated May 19, 2004 pursuant to which Robert A. McCallum was retained as President for a two-year term for a salary of $150,000 per year, a combined housing and vehicle allowance of $24,000 per year, the granting of 400,000 stock options at $0.84 per share for a three-year term and annual bonuses which shall be determined at the absolute discretion of the Board of Directors with respect to achieving aims and goals mutually agreed upon by the parties.  The Employment Agreement was accepted for filing by the TSX Venture Exchange on July 15, 2004.  In the fourth quarter of Fiscal 2004, the term of the Employment Agreement was extended from two years to three years.  During Q1 2005, $37,996 was paid pursuant to the Employment Agreement.

In addition, the Company incurred consulting and directors fees totalling $31,709.

Proposed Transactions

The board of directors is not aware of any proposed transactions involving a proposed asset or business or business acquisition or disposition which may have an effect on financial condition, results of operations and cash flows.

Form 51-102F1 – Management’s Discussion & Analysis

For the three months ending March 31, 2005

Unaudited – Prepared by Management

______________________________________________________________________________________________________

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining claims. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the year.

Financial Instruments and Other Instruments

The Company’s financial instruments include cash, GST and other receivable, marketable securities, accounts payable and cash calls.  The carrying values of these financial instruments, other than marketable securities for which the fair value is disclosed on the balance sheet, approximate fair values given the short term to maturity.  Due to the nature of the Company’s operations, there is no significant credit or interest rate risk.

Marketable securities are carried at the lower of cost and market.  When the market value is below cost, any unrealized loss is charged to income.  Marketable securities were recorded at $32,025 at March 31, 2005 and December 31, 2004 while the quoted market value of marketable securities at March 31, 2005 and December 31, 2004 were $43,463 and $50,325, respectively.

Stock Options

Subsequent to the period end, the Company granted 250,000 stock options exercisable at a price of $1.91 per share for a five-year period to a director and officer, an employee and a consultant of the Company.  200,000 stock options are subject to vesting over a one-year period.

Appointment of Project Geologist

Subsequent to the period end, Mr. Shawn E. Harvey was appointed to the position of Project Geologist.  Mr. Harvey has worked for Saskatchewan Industry and Resources (SIR) for four years covering industrial minerals and diamond exploration for the province.  Mr. Harvey’s close association with the Saskatchewan Geological Survey was highlighted by a long-term commitment with colleagues of the Geological Survey of Canada to a Targeted Geoscience Initiative (TGI) focused on multi-disciplinary geological and geophysical studies on selected Fort à la Corne kimberlites. Mr. Harvey completed a B.Sc. (Hon.) and a M.Sc. (Geology) at the University of Regina.  Shawn is a Professional Geoscientist registered in good standing with the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS).

Additional Information

Additional information relating to the Company is available on the Company’s website at www.kensington-resources.com or on SEDAR at www.sedar.com.

May 30, 2005

VIA SEDAR

B.C. Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

TSX Venture Exchange

Dear Sirs:

Re:	Kensington Resources Ltd. (the “Issuer”) Quarterly Report for the Three Months Ended March 31, 2005

Please find enclosed a copy of the Issuer’s quarterly report for the three months ended March 31, 2005.

We confirm that the foregoing material was sent by prepaid mail on Monday, May 30, 2005 to the persons on the supplemental mailing list of the Issuer.

Yours truly,

KENSINGTON RESOURCES LTD.

Per:

“Robert A. McCallum”

Robert A. McCallum

President & CEO

cc.	McCullough O’Connor Irwin Attention: Gillian E. Case

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.

(Registrant)

October 13, 2005

By: /s/ Robert A. McCallum

Date

Robert A. McCallum

President, CEO and Director